Exhibit 99.1

For Immediate Release

BCE reports results of Series AG and AH Preferred Share conversions

MONTRÉAL, April 21, 2026 – BCE Inc. (TSX, NYSE: BCE) today announced that 121,070 of its 8,032,285 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (“Series AG Preferred Shares”) have been tendered for conversion on May 1, 2026, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (“Series AH Preferred Shares”). In addition, 1,464,469 of its 4,175,513 Series AH Preferred Shares have been tendered for conversion on May 1, 2026, on a one-for-one basis, into Series AG Preferred Shares. Consequently, on May 1, 2026, BCE will have 9,375,684 Series AG Preferred Shares and 2,832,114 Series AH Preferred Shares issued and outstanding. The Series AG Preferred Shares and the Series AH Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.G and BCE.PR.H, respectively.

The Series AG Preferred Shares will pay on a quarterly basis, for the five-year period beginning on May 1, 2026, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 5.30%.

The Series AH Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on May 1, 2026, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AH Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Krishna Somers

krishna.somers@bell.ca